Exhibit 99.16

Annual Information Form

VALENS GROWORKS CORP.

For the year ended November 30, 2019

Dated as of March 31, 2020

TABLE OF CONTENTS

ANNUAL INFORMATION FORM – PRELIMINARY NOTES	1
FORWARD-LOOKING INFORMATION	1
CORPORATE STRUCTURE	2
GENERAL DEVELOPMENT OF THE BUSINESS	3
DESCRIPTION OF THE BUSINESS	11
CANADIAN REGULATORY FRAMEWORK	14
U.S. MARIJUANA INDUSTRY INVOLVEMENT	17
RISK FACTORS	18
DIVIDENDS AND DISTRIBUTIONS	32
DESCRIPTION OF CAPITAL STRUCTURE	32
MARKET FOR SECURITIES	33
ESCROWED SECURITIES	34
DIRECTORS AND OFFICERS	35
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	38
INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS	38
TRANSFER AGENT AND REGISTRAR	38
MATERIAL CONTRACTS	38
EXPERTS AND INTERESTS OF EXPERTS	38
ADDITIONAL INFORMATION	38

ANNUAL INFORMATION FORM – PRELIMINARY NOTES

This annual information form ("AIF") of Valens GroWorks Corp. (the "Company" or "The Valens Company" or "Valens") is prepared in the form prescribed by National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated. All information in this AIF is as of November 30, 2019, unless otherwise indicated.

Unless otherwise noted or the context indicates otherwise, the terms "cannabis", "CBD", "client", "licence" and "THC" have the meanings ascribed to such terms in the Cannabis Act (Canada) (the "Cannabis Act") and the Cannabis Regulations made under the Cannabis Act (the "Cannabis Regulations"), each of which came into force on October 17, 2018.

FORWARD-LOOKING INFORMATION

This AIF and the documents incorporated into this AIF contain forward looking statements and forward-looking information within the meaning of applicable Canadian securities laws (such forward looking statements and forward-looking information being collectively hereinafter referred to as "forward-looking statements"). Such forward-looking statements are based on expectations, estimates and projections as at the date of this AIF. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as "expects", "is expected", "anticipates", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends", or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: unavailability of financing, changes in domestic and international government regulation, general economic condition, general business conditions, limited time being devoted to business by directors, escalating professional fees, escalating transaction costs, competition, fluctuation in foreign exchange rates, competition, stock market volatility, unanticipated operating events and liabilities inherent in industry. Readers are cautioned that the foregoing list of important factors and assumptions is not exhaustive. Forward-looking statements are not guarantees of future performance and are inherently uncertain. Events or circumstances could cause the Company's actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

Forward-looking statements are based on the beliefs of the Company's management, as well as on assumptions, which such management believes to be reasonable based on information available at the time such statements were made. Certain forward-looking statements relating to medical and recreational cannabis, extracts, domestic and international markets and regulation, the general expectations of the Company related thereto, and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available government sources, as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry that the Company believes to be reasonable. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual results, performance or achievements to differ from those expressed or implied by the forward- looking statements, including, without limitation, related to the following: regulatory risk; involvement in the United States cannabis market; United States border crossing and travel ban; reliance on licenses; expansion of facilities; competition; dependence on supply of cannabis and reliance on other key inputs; financial risk; liquidity and additional financing; market price of securities; credit and liquidity risk; market risk; dependence on senior management and key personnel; sufficiency of insurance; general business risk and liability; regulation of the cannabis industry; change in laws, regulations and guidelines; compliance with laws; reliance on a single facility; limited operating history; stock exchange restrictions; factors which may prevent realization of growth targets; vulnerability to rising energy costs; environmental regulation and risks; conflicts of interest; unfavourable publicity or consumer perception; product liability; risks related to intellectual property; cybersecurity and privacy risks; anti-money laundering laws and regulation risks; anti-bribery law violations; product recalls; client acquisitions; difficulties with forecasts; management of growth; litigation; dividends; limited market for securities; currency risk, which are outlined in the section entitled “Risk Factors” in this AIF. In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements. The list of risk factors set out in this AIF is not exhaustive of the factors that may affect any forward-looking statements of the Company. Actual results, performance or achievements could differ materially from those projected in the forward-looking statements as a result of the matters set out in this AIF generally and certain economic and business factors, some of which may be beyond the control of the Company. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the laws of British Columbia as "Mayen Minerals Ltd." on January 14, 1981. Initially, the Company was an exploration company engaged in acquiring, exploring and developing resource properties. On August 27, 2012, the Company changed its name to "Rift Basin Resources Corp" in order to reflect the change of business of the Company to focus on oil and gas initiatives. On August 22, 2014, it further changed its name to "Asean Energy Corp.".

On March 16, 2015, in response to falling oil and gas prices, the Company completed a corporate restructuring pursuant to a plan of arrangement (the "Arrangement") approved by the Supreme Court of British Columbia pursuant to which the Company distributed most of its assets to the shareholders of the Company. Effective August 20, 2015, the Company changed its name to "Genovation Capital Corp." (collectively, the "2015 Restructuring").

On November 24, 2016, the Company changed its name to its current name, "Valens GroWorks Corp.", to reflect the change in its business activities following the completion of the acquisition, pursuant to a reverse takeover, of Valens AgriTech Ltd. ("VAL"). The Company carries on business under the name “The Valens Company”.

The Company's registered office is located at 230 Carion Road, Kelowna, British Columbia, V4V 2K5. The Company is a reporting issuer in all of the provinces of Canada other than Quebec. The common shares of the Company (the "Common Shares") trade under the trading symbol "VLNS" on the TSX Venture Exchange (the "TSXV") and are quoted on the OTCQX Venture Market in the United States under the symbol "VLNCF".

The Common Shares purchase warrants of the Company issued pursuant to the April 9, 2019 Financing (as hereinafter defined) trade under the trading symbol "VLNS.WT" on the TSXV.

Intercorporate Relationships

Set out below is the corporate structure of the Company and its subsidiaries, including the corporate jurisdiction and the percentage of shares of the applicable subsidiary owned, controlled or directed by the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

General

Initially, the Company was focused on building a business around international oil and gas exploration and development, concentrating on oil field redevelopment opportunities, advanced- stage exploration and near-production opportunities in Southeast Asia.

Following the 2015 Restructuring and reverse takeover of VAL, the Company shifted its strategy toward a new seed-to-sale and farm-to-pharma business strategy aimed at capturing a broad spectrum of medical cannabis users and adult recreational users, as well as clinical trial and research and development clients.

Today, The Valens Company is a research-driven, vertically integrated Canadian cannabis company focused on downstream secondary extraction methodology, distillation and cannabinoid isolation and purification, as well as associated analytical testing and white label product development, formulation and manufacturing. The Company operates out of its 25,000 square foot extraction, post processing and analytical testing facility located at 230 Carion Road in Kelowna, British Columbia (the "Kelowna Facility"). Valens is in the process of building out an extraction and white label facility as an extension of its operations, which is anticipated to be operational by H2 2020. Additionally, in H2 2019, the Company opened a corporate office in downtown Toronto and completed the acquisition of Southern Cliff Brands Inc. an Ontario based manufacturer and distributer of alcoholic beverages within the cider industry which the Company is in the process of converting to a cannabis beverage and edible facility.

Licences

The Company holds the following licences:

1.	Licence issued by Health Canada to VAL on October 12, 2018 pursuant to the Access to Cannabis for Medical Purposes Regulations (Canada) ("ACMPR"), which granted VAL the ability to cultivate cannabis as well as produce cannabis oil which was transitioned (the "VAL Producer Licence") on November 9, 2018, to equivalent licences under the Cannabis Act through the granting of a standard cultivation licence as well as a standard processing licence which permit the cultivation of cannabis and production of cannabis derivatives (the "VAL Standard Cultivation and Processing Licences"). The VAL Standard Cultivation and Processing Licences allow the materials generated by the Company to be sold to other licence holders through bulk transactions. On September 20, 2019, VAL received an amended licence from Health Canada permitting sales directly to provinces and territories.

2.	Licence initially issued by Health Canada to VAL (the "VAL Dealer Licence") on January 13, 2017 pursuant to the Controlled Drugs and Substances Act (Canada) ("CDSA"), granting VAL the authority to conduct research, possess, produce, sell, transport and deliver cannabis, cannabis resin, THC and CBD which was transitioned, on January 11, 2019, to a licence for analytical testing under the Cannabis Act (the "VAL Analytical Testing Licence") used for the purpose of conducting analytical testing on cannabis materials for both individuals as well as licence holders.

3.	Licence initially issued by Health Canada to Supra (the "Supra Dealer Licence") on February 27, 2017 pursuant to the CDSA granting Supra the authority to conduct research, possess, produce, sell, transport and deliver cannabis, cannabis resin, THC and CBD which was transitioned, on March 8, 2019, to a licence for analytical testing under the Cannabis Act (the "Supra Analytical Testing Licence") used for the purpose of conducting analytical testing on cannabis materials for individuals as well as licence holders. The Company has subsequently submitted an application to Health Canada to cancel the Supra Analytical Testing Licence.

Three-Year History

Developments During the Financial Year Ended November 30, 2017

On January 11, 2017, the Company closed a private placement of 2,153,190 units for proceeds of $1,399,574. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant, with each whole warrant entitling the holder to purchase one Common Share at a price of $1.15 for a period of 12 months after the date of the closing.

On January 13, 2017, VAL was granted the VAL Dealer Licence.

On January 16, 2017 the Company entered into a 5-year, renewable, professional services agreement with MKV Ventures 1, LLC ("MKV1") (the "MKV1 PSA"), the special purpose company originally formed with MKHS, LLC (“MKHS”) in connection with a binding commitment letter entered into between the Company and MKHS pursuant to which the Company undertook, among other things, to fund MKHS’ working capital needs and facilities expansion.

On January 16, 2017, the Company entered into a loan agreement with MKV1 (the "MKV1 Loan"), which was secured by a promissory note for an aggregate amount of $1,628,266 (US$1,212,500). The MKV1 PSA and the MKV1 Loan superseded and replaced all previous agreements and arrangements between the Company and MKHS and settled all outstanding issues between the parties. On November 30, 2018, the Company wrote off all remaining balanced outstanding under the MKV1 Loan and has no further investment or association with MKHS.

On February 9, 2017, the Company issued a convertible unsecured note (the "First Note") to a non-arm's length lender, a company controlled by a director of the Company (the "Lender"), for an aggregate principal amount of $500,000. The Lender had the option but not an obligation to exchange all or part of the First Note and accrued interest (the "Option Exercise") into Common Shares under the same terms and conditions of, and as a participant in, an expected private placement funding the Company intended to undertake. The First Note matured in one year and bore interest at 10% per annum. The First Note proceeds were dedicated for the purposes of meeting Company acquisition and expansion obligations and for general corporate purposes. The Lender exercised its option to convert the First Note into Common Shares pursuant to the first tranche of the Private Placement that closed August 14, 2017.

In February 2017, the Company entered into an arm's length non-binding letter of intent with DHomeNest Holdings Inc. to acquire Supra (now a wholly-owned subsidiary of the Company), a Kelowna-based Health Canada licenced cannabis testing lab (the "Supra Transaction").

On February 27, 2017, Supra was granted the Supra Dealer Licence and the Company entered into a definitive share purchase agreement with Supra and the shareholders of Supra (the "Supra Transaction Agreement") to acquire Supra. The Supra Transaction Agreement provided that the Company would acquire 100% of the issued and outstanding common shares of Supra for $3,750,000, fully satisfied through the issuance of 3,000,000 Common Shares.

On April 5, 2017, the Company completed the Supra Transaction.

On April 18, 2017, the Company issued a second convertible unsecured note (the "Second Note") to a non-arm's length lender, a director of the Company, for an aggregate principal amount of $500,000, under similar terms to the First Note.

On May 8, 2017, the Company issued 23,862 Common Shares to settle $34,600 of indebtedness.

On August 14, 2017, the Company closed the first tranche of a private placement (the “Private Placement”), issuing 3,250,615 units at a price of $1.00 per unit. Pursuant to the first tranche of the Private Placement, the Company received cash proceeds of $250,000 and settled outstanding promissory notes for an aggregate amount of $1,000,000 (inclusive of interest) and settled accounts payable of $2,000,615. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant, with each whole warrant entitling the holder to purchase one Common Share at a price of $1.50 for 12 months after the date of the closing, subject to acceleration conditions.

On September 22, 2017, a collaboration agreement (the "Thermo Fisher Collaboration") between Supra and Thermo Fisher Scientific (Mississauga) Inc. ("Thermo Fisher") was announced to develop a "Centre of Excellence in Plant Based Medicine Analytics" centered in the Company's Kelowna Facility. Pursuant to the Thermo Fisher Collaboration, Supra will utilize a suite of Thermo Fisher scientific analytical instrumentation to provide analytical services, research and development, forensic analysis and support for clinical trials. Supra's facilities will be utilized as a demonstration and training site for Thermo Fisher's clients and third parties involved in the cannabis sector as well as a regional resource center for universities and companies.

On October 3, 2017, the Company closed the second tranche of the Private Placement, issuing 85,000 units of the Company at a price of $1.00 per unit, for gross proceeds of $85,000.

On October 3, 2017, the Company announced a research partnership with UBC Okanagan and Thompson Rivers University. The purpose of this collaborative research project was to explore the range of bioproducts that can be made from cannabis, including pharmaceuticals, nutritional products and industrial fibre. The project was awarded to the Company's subsidiaries VAL and Supra and came with a three-year $330,000 Mitacs Canada Research Grant.

On October 5, 2017, the Company announced that VAL had signed a supply and sales agreement with Canopy Growth Corporation ("Canopy Growth") for the distribution, marketing and sale of the Company's branded products through Canopy Growth's CraftGrow distribution network, including Tweedmainstreet.com.

On October 31, 2017, the Company entered into a memorandum of understanding (the "Nelems MOU") with the Bill Nelems Pain and Research Centre, which operates the Okanagan Interventional Pain Clinic ("BNPRC"), to form a strategic alliance for the purpose of conducting clinical research and development of cannabis products.

On November 1, 2017, the Canadian Securities Exchange ("CSE") announced the inclusion of the Company on its CSE25 Index, comprised of the securities of the largest companies trading on the CSE. The CSE25 Index is a subgroup of the CSE Composite Index which launched in 2015 and includes almost half of the exchange's listed companies.

On November 8, 2017, the Company announced it was entering into a three-year consulting agreement with Incanco Cannabis Consultants Co. Ltd.

On November 30, 2017, the Company closed the first tranche of a private placement (the “Second Private Placement”) and issued 737,700 units of the Company at a price of $1.00 per unit for cash proceeds of $437,700 and settlement of $300,000 of the Company’s indebtedness. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant, with each whole warrant entitling the holder to purchase one Common Share at a price of $1.50 for 12 months after the date of the closing.

Developments During the Financial Year Ended November 30, 2018

On January 9, 2018, the Company closed the second tranche of the Second Private Placement and issued 1,287,300 units at a price of $1.00 per unit for gross proceeds of $1,287,300.

On February 9, 2018, the Company completed the closing of a non-brokered private placement of 8,847,050 Common Shares at a price of $1.40 per Common Share for aggregate proceeds of $12,385,870.

On February 28, 2018, the Company entered into an arm's length non-binding letter of intent with R Gold Venture Inc., doing business as Ross' GoldTM, ("Ross' Gold") to acquire a 19.9% interest in Ross' Gold – a privately-held corporation with multi-location cannabis retail stores and full line of premium lifestyle consumables and hard goods. This non-binding letter did not proceed.

On March 9, 2018, the Company announced the completion of its initial batch of supercritical CO2- extracted cannabis oil. The Company's 400 kg per month processing capacity was increased to 6,000 kg per month with the addition of several double-capacity machines.

On June 14, 2018, Supra obtained the ISO 17025 accreditation for cannabis testing. The ISO 17025 accreditation scope includes methods for cannabinoids, pesticides, toxic metals, terpenes and residual solvents.

On June 15, 2018, the Company entered into a joint venture agreement (the "Kosha Joint Venture") with Kosha Projects Inc. ("Kosha") for the construction of a purpose-built $75 million, 400,000 sq. ft commercial cannabis production facility. Pursuant to the Kosha Joint Venture, Kosha agreed to contribute land and all facility development and construction costs and related expertise. The Company agreed to provide design and outfitting inputs, budgetary guidance, consulting and advisory services. The Company will operate the facility to commercially provide premium cannabis. Upon initial construction and development cost recoupment by Kosha, the Company is entitled to a 51% interest in the assets and each of Kosha and the Company will earn 50% of revenues from operations.

On August 29, 2018, the Company signed a letter of intent with Colombian-based licenced producer Eticann S.A.S. Zomac ("Eticann") for (i) the Company to purchase cannabis materials from Eticann; (ii) the exclusive right for the Company to provide extraction services for Eticann's premium cannabis oil product offerings; (iii) the provision by the Company of extraction service expertise to Eticann for toll processing services in Colombia and surrounding markets; and (iv) an option by the Company to purchase up to 50% of Eticann's issued and outstanding shares.

On September 7, 2018, the Company signed a letter of intent with Medigrowth Australia Pty Ltd. ("Medigrowth") for the Company to (i) supply premium cannabis flower and oil product offerings to Medigrowth for sale and distribution in the Australian market; (ii) supply premium cannabis flower and oil product offerings to Medigrowth for research and development initiatives; and (iii) provide cultivation, extraction and lab service expertise to Medigrowth to support research and development partnerships and collaborations with Australian universities, governments and other institutions.

On September 21, 2018, the Company entered into a manufacturing and sales licence agreement (the "SoRSE Manufacturing and Sales Licence Agreement") with SoRSE Technology Corporation (“SoRSE”), formerly Tarukino Holdings, Inc. ("Tarukino"), a Delaware corporation operating in the state of Washington. During the term of the SoRSE Manufacturing and Sales Licence Agreement and subject to certain performance milestones, the Company is granted an exclusive limited licence to SoRSE-branded marijuana-derived cannabinoid and terpenes ("CT") in both liquid and powder form. The SoRSE Manufacturing and Sales Licence Agreement also allows the Company to produce, manufacture, market, sell and distribute CT-infused and hemp derived CBD-infused beverages, edibles and other consumer products within Canada under the Company's brand, or affiliate or partner brands and any such future brands as may be made by the Company. In connection with the SoRSE Manufacturing and Sales Licence Agreement, the Company (i) issued SoRSE 4,300,000 Common Shares and 1,000,000 Common Share purchase warrants that vest based on certain future milestones and are exercisable at prices ranging from $3.50 to $4.00 per Common Share for a five year term after the date of issue; and (ii) granted SoRSE a decreasing royalty on revenue related to the associated products and technologies over the term of the SoRSE Manufacturing and Sales Licence Agreement.

On October 10, 2018, the Company closed a bought-deal prospectus offering (the "October 10, 2018 Financing") underwritten by a syndicate of underwriters led by AltaCorp Capital Inc. as co- lead underwriter and sole bookrunner, along with Mackie Research Capital Corp. as co-lead underwriter, and including Beacon Securities Limited, pursuant to which the Company issued an aggregate of 12,820,513 units of the Company at a price of $1.95 per unit, each unit being comprised of one Common Share and one-half of one Common Share purchase warrant, with each full warrant exercisable at a price of $2.54 per Common Share until October 10, 2020, subject to acceleration conditions. In addition, as a partial exercise of the underwriters' over-allotment option granted to the underwriters in connection with the October 10, 2018 Financing, the Company issued 1,130,977 Common Shares and 961,538 Common Share purchase warrants, with each full warrant exercisable at a price of $2.54 per Common Share until October 10, 2020, subject to acceleration conditions, for aggregate gross proceeds to the Company from the October 10, 2018 Financing of $27,303,801.

On October 12, 2018, VAL was granted the VAL Producer Licence.

On October 29, 2018, the Company entered into a share purchase agreement (the "RotoGro Agreement") with Australian-based RotoGro International Limited ("RotoGro") to sell to RotoGro all of the Common Shares of Supra for an aggregate amount of $11,000,000 (the "RotoGro Transaction"). Concurrently with the closing of the RotoGro Transaction, the Company agreed to transfer all of the existing assets of Supra, except the Supra Analytical Testing Licence, to Labs. The Company entered into a settlement agreement on November 29, 2019 terminating the RotoGro Agreement.

On October 29, 2018, in connection with the RotoGro Transaction, the Company incorporated Labs as a wholly owned subsidiary which, upon the completion of the RotoGro Transaction, will hold all of the assets of Supra, other than the Supra Analytical Testing Licence, and will maintain Supra's ISO 17025 accreditation.

On November 5, 2018, the Company entered into a multi-year cannabis extraction services agreement (the "GTEC Agreement") with GTEC Holdings ("GTEC"). Under the GTEC Agreement, GTEC agreed to ship bulk quantities of dried cannabis to the Company for an initial four-year term. The Company will receive and process the cannabis on a fee for service basis into crude, distillate or other cannabis oil derivatives as required by GTEC before bulk shipping the desired product back to GTEC for final processing and sale.

On November 9, 2018, VAL was granted the VAL Standard Cultivation and Processing Licences.

On November 13, 2018, the Common Shares became quoted on the OTCQB Venture Market in the United States under the symbol "MYMSF". The symbol was subsequently changed to "VGWCF."

On November 14, 2018, the Company announced that it has entered into a multi-year cannabis extraction services agreement (the "Harvest One Agreement") with Harvest One ("Harvest One") for cannabis extraction and value-added services. Under the terms of the Harvest One Agreement, Harvest One's subsidiary, United Greeneries, will ship bulk quantities of dried cannabis to the Company over an initial three-year term. The Company will receive and process the cannabis on a fee for service basis into bulk resin or other cannabis oil derivative products. Under the Harvest One Agreement, the Company will also conduct R&D services for Harvest One to support their product line development including health and wellness products, beverages, vape pens, and nutraceuticals using cannabis oil derivative products.

On November 29, 2018, the Company expanded the research collaboration agreement with Thermo Fisher to utilize its instruments and consumables to develop and validate analytical methods for the study of cannabis to be co-promoted through application notes, publication of peer- reviewed articles, conference presentations and webinars.

Developments During the Financial Year Ended November 30, 2019

On December 13, 2018, the Company entered into a multi-year extraction services agreement (the "Canopy Growth Agreement") with Canopy Growth for cannabis extraction services. Under the terms of the Canopy Growth Agreement, the Company is partnering with Canopy Growth to provide extraction services, utilizing the Company's proprietary technology and methodologies to process Canopy Growth's whole flower and trim into high-grade cannabis resin. The Company previously joined Canopy Growth's CraftGrow program in October 2017.

On January 11, 2019, VAL was granted the VAL Analytical Testing Licence.

On January 21, 2019, the Company entered into a multi-year extraction services agreement (the "Sundial Agreement") with privately-held Sundial Growers Inc. ("Sundial") for cannabis extraction services. Under the terms of the Sundial Agreement, Sundial will ship bulk quantities of dried cannabis to the Company over an initial three-year term. The Company will receive and process the cannabis on a fee for service basis into bulk resin or other cannabis oil derivative products desired by Sundial. Under the Sundial Agreement, the Company will also conduct R&D services for Sundial to support their product development initiatives using cannabis oil derivative products.

On January 29, 2019, the Company entered into a multi-year extraction services agreement (the "Organigram Agreement") with Organigram Inc. ("Organigram") for cannabis and hemp extraction services. Under the terms of the Organigram Agreement, the Company will extract cannabis flowers and trim from Organigram's Moncton operation as well as hemp to produce extract concentrate. In turn, the concentrate will be used by Organigram to produce oils and, eventually, derivative edible and vaporizable cannabis products. In addition, under the terms of the Organigram Agreement, the Company will also provide lab services for Organigram as needed.

On February 13, 2019, the Company expanded its annual extraction capacity from 72,000 kg to 240,000 kg of dried cannabis input.

On February 26, 2019, the Company entered into a multi-year extraction services agreement (the "Tilray Agreement"), renewable annually after the initial two-year term, to provide cannabis and hemp extraction services to Tilray Canada Ltd. ("Tilray"). Under the terms of the Tilray Agreement, the Company will extract a minimum annual quantity of 15,000 kg of dried cannabis and hemp. The Company will receive and process the cannabis and hemp on a fee for service basis into crude, distillate or other cannabis oil derivatives as required by Tilray before bulk shipping the desired product back to Tilray for final processing and sale.

On March 8, 2019, Supra was granted the Supra Analytical Testing Licence.

On March 11, 2019, the Company entered into a multi-year extraction services agreement (the "TGOD Agreement") to provide cannabis and hemp extraction services to The Green Organic Dutchman Holdings Ltd. ("TGOD"). Under the terms of the initial two-year TGOD Agreement, the Company will extract a minimum 30,000 kg of cannabis and hemp biomass in the first year and a minimum of 50,000 kg of cannabis and hemp biomass in the second year. The Company will receive and process the cannabis and hemp biomass into resins and distillates using certified organic extraction processing methods and ship back to TGOD for final processing.

On March 19, 2019, the Company exercised its option to acquire the Kelowna Facility for the purchase price of $4,400,000 by exercising its option to purchase the Kelowna Facility under the Kelowna Lease Agreement. Initially, the Company leased the Kelowna Facility from Northok Properties Inc. ("Northok"). Northok is a company controlled by Ashley McGrath, a director of the Company. The lease agreement (the "Kelowna Lease Agreement") provides the Company an option to purchase the Kelowna Facility. On March 19, 2019, the Company announced that it is exercising its option to acquire the Kelowna Facility for the purchase price of $4,400,000 (the "Kelowna Facility Acquisition"). In connection with the Kelowna Facility Acquisition, the Company engaged an independent appraiser to complete a market valuation which supports the purchase price.

On March 19, 2019, the Company entered into an agreement to purchase a 18,000 square feet property located at 180 Carion Road in Kelowna, British Columbia, which is adjoining the Kelowna Facility for a purchase price of $4,000,000. The new property is expected to be used for the purposes of increasing extraction production space, product development and to allow for additional white-labelling service capacity to the Company's current and future clients as well as additional office space for the Company's corporate team.

On April 9, 2019, the Company closed a $43,125,000 bought deal financing (the "April 9, 2019 Financing"), pursuant to which the Company issued 14,618,644 units at a price of $2.95 per unit which is comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $4.00 per share for a period of twenty- four months from the date of closing, subject to acceleration conditions. In connection with the financing, the Company paid a cash commission equal to 6% of the gross proceeds raised and issued 877,119 broker warrants valued at $1,665,814. Each broker warrant entitles the holder to purchase one unit at a price of $2.95 per unit for a period of twenty-four months from the date of closing, subject to acceleration conditions.

On April 25, 2019, the Company entered into a multi-year extraction services agreement (the "HEXO Agreement") to provide cannabis and hemp extraction services to HEXO Corp. ("HEXO"). Under the terms of the initial two-year HEXO Agreement, the Company will extract a minimum of 30,000 kg of cannabis and hemp biomass in the first year and a minimum of 50,000 kg of cannabis and hemp biomass in the second year. The Company will receive and process the cannabis and hemp biomass into resins and distillates and ship back to HEXO for final processing.

On April 29, 2019, the Company received organic certification for cannabis oil production from Pro- Cert Organic Systems Ltd. for its proprietary CO2 and ethanol extraction processing methods in accordance with Canadian Organic Standards.

On May 28, 2019, the Company entered into an initial two-year extraction services agreement (the "Tantalus Agreement") to provide cannabis and hemp extraction services to Tantalus Labs. ("Tantalus"). Under the terms of the initial two-year Tantalus Agreement, the Company will receive and process the cannabis biomass into resins and distillates and ship back to Tantalus for final processing.

On June 10, 2019, the Company announced that it has expanded the Tilray Agreement to increase the annual commitment of cannabis and hemp biomass for extraction processing from the initial 15,000 kg annually to 60,000 kg annually and added contract manufacturing services for tincture bottles and gel caps, with the option to offer contract manufacturing services for other product formats such as vaporizer cartridges and topicals as Health Canada regulations allow.

On June 18, 2019, the Company expanded its annual extraction capacity from 240,000 kg to 425,000 kg of dried cannabis and hemp biomass input.

On July 8, 2019, the Company was accepted for listing on the TSXV as a Tier 1 issuer, and its common shares commenced trading on the TSXV on July 10, 2019.

On August 6, 2019, the Company expanded its operational footprint with the opening of a corporate office in downtown Toronto.

On August 14, 2019, the Company announced that it has been added to The Cannabis ETF (NYSE: THCX), which trades on the New York Stock Exchange.

On August 19, 2019, the Company announced that is has qualified to trade on the OTCQX ® Best Market in the U.S.

On September 11, 2019, the Company announced a five-year white label cannabis infused beverage agreement (the "Iconic Agreement") with a division of Iconic Brewing to manufacture a minimum of 2.5 million cannabis infused beverages over the term of the agreement.

On September 16, 2019, the Company entered into an agreement with Shoppers Drug Mart (the "Shoppers Agreement") to supply cannabis oil derivative products to Medical Cannabis by Shoppers, the online medical cannabis eCommerce site of Shoppers Drug Mart.

On September 20, 2019, the Company received an amended licence from Health Canada to allow the Company to manufacture and supply oil products directly to provincial distributors and other authorized Canadian retail supply channels.

On October 30, 2019, the Company signed an agreement ("the BRNT Agreement") with BRNT Ltd. ("BRNT") to produce a minimum of 2.2 million vape pens on behalf of BRNT over the initial two-year term.

On November 11, 2019, the Company announced the acquisition of Pommies Cider Co. ("Pommies") for $7.5 million, subject to achieving certain milestones.

Developments after Fiscal Year Ending November 30, 2019

On December 11, 2019, the Company announced the expansion of the manufacturing and sales licence agreement with SōRSE Technology Corporation (the “SoRSE Agreement”), granting the Company exclusive rights for Canada, Europe, Australia and Mexico to use the proprietary SoRSE emulsion technology to produce, market, package, sell and distribute cannabis infused products.

On December 17, 2019, the Company announced its rebrand to The Valens Company and effective market open on December 19, 2019, the Company's shares traded on the TSXV under the ticker “VLNS”.

On December 18, 2019, the Company announced the TSXV has approved its notice of intention to make a normal course issuer bid ("NCIB") for its common shares for the period commencing on December 19, 2019 and ending on December 18, 2020. The Company may acquire up to 6,275,204 Common Shares, representing 5% of the outstanding Common Shares.

On December 23, 2019, the Company entered into a multi-year extraction services agreement (the "Emerald Health Agreement") to provide cannabis and hemp extraction services to Emerald Health ("Emerald"). Under the terms of the initial four-year Emerald Health Agreement, the Company will extract a minimum annual quantity of 10,000 kg of cannabis and hemp biomass. The Company will receive and process the cannabis and hemp biomass into resins and distillates. In addition, the Company will provide white label manufacturing services to Emerald including formulation, mixing and filling for product formats including vaporizers, soft gels and tinctures.

On December 23, 2019, the Company entered into a multi-year supply agreement (the "Dynaleo Agreement") to provide distillate or SoRSE emulsions to Dynaleo Inc. Under the terms of the initial two-year Dynaleo Agreement, the Company will provide a minimum of 40 kg of active THC or CBD cannabinoids. During the two automatic one-year renewals, the Company will supply a minimum of 50 kg of active THC or CBD cannabinoids in the third year and 75 kg in the fourth year.

On December 23, 2019, the Company announced its ticker symbol on the OTCQX ® will be changed to "VLNCF" to align with its recent rebranding.

On January 16, 2020, the Company was able to secure eligibility from the Depository Trust Company (“DTC”) for its shares traded on the OTCQX Best Markets in the U.S.

On February 18, 2020, the Company announced it has received its first international purchase orders from customers in Australia for initial shipments of three SKUs of tinctures, totaling over 3,000 units, pending receipt of necessary import and export permits.

On March 5, 2020, the Company successfully launched the first cannabis-infused white label beverage in Canada through its partnership with A1 Cannabis Company, a subsidiary of Iconic Brewing.

DESCRIPTION OF THE BUSINESS

Company Overview

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid-based products. The Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class proprietary services, including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and white-label product development and manufacturing.

Valens is a leading third-party extraction company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at its 25,000 square foot purpose-built facility in Kelowna, British Columbia. The Company is currently expanding its facility in Kelowna to allow for increased extraction and white label capabilities and anticipates the extension to be operational in H2 2020.

The Company currently operates through its six wholly-owned subsidiaries, VAL, Supra, Farms, Labs and Valens GroWorks Inc., all of which are based in the Okanagan Valley of British Columbia as well as Southern Cliff Brands Inc. based in the Greater Toronto Area of Ontario.

VAL was incorporated under the Canadian Business Corporations Act on April 14, 2014, and holds the VAL Standard Cultivation and Processing Licences and the VAL Analytical Testing Licence.

Supra was incorporated under the Business Corporations Act (British Columbia) on December 10, 2015 and holds the Supra Analytical Testing Licence.

Farms was incorporated under the Business Corporations Act (British Columbia) on July 19, 2018, which now holds the real estate interest of the Company's processing facility in Kelowna, BC.

Valens GroWorks Inc. was incorporated under the Business Corporations Act (Ontario) on October 21, 2019.

Labs was incorporated under the Business Corporations Act (British Columbia) on October 18, 2018, to provide analytical testing services.

Production and Services

Through a series of proprietary techniques and technologies, The Valens Company produces a wide range of products to suit a diverse range of needs for both local and international markets. The Company is focused on providing quality products that offer customized user experiences to help its customers build differentiated, high value brands – from quality extraction to next generation product development.

Specifically, Valens offers the following services:

1.	Processing flower into crude oil for edibles or further refinement

2.	Processing and distilling flower into a variety of ready-for-market refined oils

3.	Full processing and packaging of white-label ready-for-market products

4.	Third-party cannabis testing services as required by Health Canada

Extraction

The Company produces highly versatile oils that have a range of uses based on medical and/or recreational needs, and consumption preferences. Valens offers customers a diverse variety of extraction techniques, in turn allowing the Company to produce a leading range of end products through its customized refining methods.

The Valens Company offers five extraction methodologies:

1.	Super/Sub Critical CO2
A high quality, toxin-free method that produces full-spectrum oil through the precise targeting and isolation of different terpenes and cannabinoids.

2.	Ethanol
A cost-efficient, commonly used method to satisfy high throughput requirements, removing cannabinoids at high purity.

3.	Hydrocarbon
A delicate form of extraction used to produce aromatic, terpene rich smokable extracts such as shatter, budder and live resin.

4.	Solvent-less
A traditional method used to produce extracts or concentrates without the use of a solvent, sometimes referred to as mechanical extractions.

5.	Terpene
A mechanical separation process used to target specific molecules, removing impurities such as pesticides, to deliver high purity levels of desired compounds.

Analytical testing

Labs is a leading-edge research and analysis facility offering third party cannabis testing services as required by Health Canada. The Company is the first in Canada to be ISO 17025 accredited – a global gold standard for cannabis testing.

The Company's extraction centre also functions as a research and development facility, named the "Centre of Excellence in Plant-Based Science" by Thermo Fisher Scientific. Both academic and commercial research projects are actively conducted in the research and development facility for Valens' customers and internal purposes.

In addition, the Company provides testing services for Licenced Producers, Individual Producers (MMAR, MMPR, ACMPR), medical cannabis patients and the natural health products industry. The specialized services identify impurities and additives such as metals, residual solvents, pesticides, microbials, in addition to terpenes and cannabinoid profiles.

White-labelling and product development

The Company provides full processing and packaging of ready-for-market oils, in addition to ideation and product development and manufacturing services. Currently, white-labelling services are offered for products such as vape cartridges, beverages, capsules, and tinctures.

Formulations

The Valens Company is building a diverse IP portfolio spanning a wide range of products and services, including cannabinoid and terpene isolation, concentrates formulations, and testing and extraction methodologies.

The Company also holds exclusive rights to produce, market, package, sell and distribute SoRSE beverages', SoRSE emulsion technology to Canada, Europe, Australia and Mexico. SoRSE is an oil-derived, water-soluble cannabinoid product with zero cannabis smell or taste and a more stable, predictable experience with clearly defined onset and offset times.

Valens is continually developing its proprietary technologies and intellectual property around extraction, processing and formulation, adapting to current market trends in order to offer innovative and desired consumer experiences.

Storage and Security

The Cannabis Act prescribes physical security requirements that are necessary to secure sites where licenced producers conduct activities with cannabis. All of the Company’s facilities currently in production operate in accordance with the Cannabis Act requirements, including in relation to the security requirements. Health Canada conducts ad hoc, unscheduled site inspections of licenced producers under the Cannabis Act. The Company has been subject to these inspections numerous times, often on a monthly basis. The Company has responded to and complied with all requests from Health Canada within the time frames indicated in such requests. As of the date hereof, there are no outstanding inspection issues with Health Canada beyond day-to-day adjustments that may occur in order to ensure ongoing compliance. For a summary of the requirements, See Risk Factors "Canadian Regulatory Framework – Security Clearances" below.

Specialized Skill and Knowledge

The Company has assembled a capable management team and Board of Directors with significant experience in the management and growth of successful enterprises, including the cannabis industry. Coupled with operational experience, the Company expects to be a low-cost extractor of cannabis oils and derivatives products.

The Company has a specialized team of cannabis processors, formulators and product developers, backed by a diverse range of backgrounds in science, marketing, and business and finance.

Competitive Conditions

On June 14, 2019, Health Canada finalized the proposed regulations permitting the sale of additional product types such as edibles (including beverages), concentrates, and topical creams. Subsequently, on October 17, 2019, the regulations for the new product formats came into force. This enabled licence holders to amend their licences to allow the sale of the new products and begin the 60-day notice period with Health Canada to obtain approval for the new product SKUs they intended to sell. The Company received its amended license on October 23, 2019. The Company believes its focus on extraction services and the production of cannabis derivatives will benefit greatly from the increased scope of available offerings.

Currently there are only a small number of licenced companies specializing in offering extraction services to the cannabis industry in Canada. These range from direct competition to others utilizing different technologies in their processing of material. To date, the Company has led its competitors in securing long-term extraction service agreements with several of the larger cannabis companies.

Pricing, quality and innovative product development will be key to the Company's ability to not only outperform its direct competitors, but also to encourage the outsourcing of extraction services by larger licenced producers rather than insourcing these processes. Attractive pricing will be maintained through driving efficiencies as well as deploying technologies that enhance service offerings and/or the ability of the Company to execute existing services.

Employees

Entity	November 30, 2019	Current
Company	33	47
VAL	64	98
Supra	0	0
Farms	0	0
Labs	7	7
Southern Cliff Brands	6	6
Valens GroWorks Inc.	0	0

Components

The Company requires the customers they have entered into extraction and white-label agreements with to provide input cannabis and hemp material for processing. Shortages in the supply of this material may have an impact on the Company's ability to generate revenue.

CANADIAN REGULATORY FRAMEWORK

The following summary addresses the primary Canadian federal laws and regulations associated with the cultivation, processing and distribution of legal cannabis products. It does not address the laws and regulations of any other jurisdiction, except as otherwise set out below.

Background

On October 17, 2018, the Cannabis Act and the Cannabis Regulations came into force, legalizing the sale of cannabis for adult recreational use. Prior to the Cannabis Act and the Cannabis Regulations coming into force, cannabis could only be sold for medical purposes as regulated by the ACMPR made under the CDSA. The Cannabis Act and the Cannabis Regulations replaced the CDSA and the ACMPR as the governing laws and regulations in respect of the production, sale, distribution, possession and consumption of cannabis in Canada.

Initially the Cannabis Act and Cannabis Regulations authorized the sale of five classes of cannabis by authorized persons: dried cannabis, cannabis oil, fresh cannabis, cannabis plants and cannabis plant seeds. In October 2019, this list of authorized classes of cannabis was expanded to include edible cannabis (which includes beverages), cannabis extracts and cannabis topicals.

The Cannabis Regulations establish a licensing and permitting scheme for cultivating, processing, importing, exporting, research and testing of cannabis for adult (recreational) use as well as a licensing scheme for the sale of cannabis for medical use and the development and sale of cannabis drugs. The Cannabis Act and Regulations maintain a separate regime for access to cannabis for medical purposes, including restricting the import and export of cannabis to only cannabis for medical or scientific purposes or industrial hemp.

The Cannabis Regulations, among other things, establish rules and requirements relating to the following matters: (i) licences, permits and authorizations; (ii) personnel security clearances; (iii) a cannabis tracking system; (iv) cannabis products; (v) packaging and labelling; (vi) cannabis for medical purposes; and (vii) drugs containing cannabis. A summary of some of these is provided below.

Licences, Permits and Authorizations

The Cannabis Regulations establish six classes of licences under the Cannabis Act: (i) cultivation licences; (ii) processing licences; (iii) analytical testing licences; (iv) sales for medical purposes licences; (v) research licences; and (vi) cannabis drug licences. The Cannabis Regulations also create subclasses of cultivation licences (standard cultivation, micro-cultivation and nursery) and processing licences (standard processing and micro-processing). Different licences and each subclass therein, carry differing rules and requirements that are intended to be proportional to the public health and safety risks posed by each licence category and/or subclass. The Cannabis Regulations provide that all licences issued under the Cannabis Act will be valid for a period of no more than five years.

The Cannabis Regulations permit cultivation licence holders to conduct both outdoor and indoor cultivation of cannabis, however no licenced activities can take place in a "dwelling-house". The implications of the recent allowance for outdoor cultivation are not yet known, but such a development could be significant as it may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices as capital expenditure requirements related to growing outside are typically much lower than those associated with indoor growing.

Personnel Security Clearances

Certain people associated with cannabis licencees, including individuals who have direct or indirect control over the licence holder such as directors, officers, large shareholders and key personnel including the quality assurance person, responsible person and head of security and any other individuals identified by the Canadian Minister of Health (the "Minister"), must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. This was largely the approach in place under the ACMPR and other related regulations governing the licenced production of cannabis for medical purposes. Individuals who have histories of non- violent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry, and the grant of security clearance to such individuals is at the discretion of the Minister. All applications for security clearances are reviewed by the Minister on a case-by-case basis.

Cannabis Tracking System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The purpose of this system is to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the legal market. The Cannabis Regulations provide the Minister with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister. The Minister has introduced the Cannabis Tracking and Licensing System, and licence holders are required to use this system to, among other things, submit monthly reports to the Minister.

Cannabis for Medical Purposes

When the Cannabis Act and the Cannabis Regulations came into force on October 17, 2018, the medical cannabis regime migrated from the CDSA and the ACMPR to the Cannabis Act and the Cannabis Regulations. The medical cannabis regulatory framework under the Cannabis Act and the Cannabis Regulations remains substantively the same as existed under the CDSA and the ACMPR, with adjustments to create consistency with rules for non-medical use, improve patient access and reduce the risk of abuse within the medical cannabis system.

Under Part 14 of the Cannabis Regulations, persons who have been authorized to use cannabis for medical purposes have three options for obtaining cannabis: (i) they can register with a licenced producer who has been issued a medical sales licence; (ii) they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or (iii) they can designate someone else to produce cannabis for them. With respect to (ii) and (iii), starting materials, such as marijuana plants or seeds, must be obtained from licenced producers. It is possible that (ii) and (i)      could significantly reduce the addressable market for the Company's products and could materially and adversely affect the business, financial condition and results of operations of the Company. However, management of the Company believes that many patients may be deterred from opting to proceed with options (ii) or (iii) since such steps require applying for and obtaining registration from Health Canada to grow cannabis, as well as the up-front costs of obtaining equipment and materials to produce such cannabis.

Health Products and Cosmetics Containing Cannabis

Health Canada is taking a scientific, evidenced-based approach to the oversight of health products containing cannabis. At present, cannabis and all of its cannabinoids are included on Health Canada's Prescription Drug List and as a result, any therapeutic product containing cannabis (i.e., a product that makes a therapeutic claim about the effect of cannabis, including any cannabinoid) is regulated in Canada as a prescription drug, and is subject to the regulatory requirements of the Food and Drugs Act in addition to the Cannabis Act and Cannabis Regulations. At present, there is no pathway for the marketing of cannabis products with associated health or therapeutic claims as non-prescription (OTC) drugs or natural health products.

U.S. MARIJUANA INDUSTRY INVOLVEMENT

Nature of U.S. Involvement

The Company does not directly engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352. The Company has an ancillary involvement in the U.S. marijuana industry. Such ancillary involvement is limited to the following arrangements:

MKHS, LLC – On November 24, 2015, the Company entered into a commitment letter with MKHS under which, the Company undertook to fund MKHS' working capital needs and facilities expansion. All funds advanced to MKHS by the Company were secured and collateralized pending the closing of a transaction with MKHS. MKHS supplies medical marijuana pursuant to the Arizona Medical Marijuana Act, operating a warehouse cultivation, commercial kitchen and extraction facility and two nearby automated greenhouses. MKHS also operates two state-licenced "healing center" dispensaries and distributes its own in-house prepared, branded line of edibles, concentrates and extracts. On January 16, 2017, the MKV1 PSA and the MKV1 Loan superseded and replaced all previous agreements and arrangements between the Company and MKHS and settled all outstanding issues between the parties. See the section entitled "General Development of the Business – Three Year History – Developments During the Financial Year Ended November 30, 2017" in this AIF.

On November 30, 2018, the Company wrote off all remaining balances outstanding under the MKHS Agreement and has no further investment or association with MKHS.

SoRSE Technology Corporation – On September 21, 2018, the Company entered into the SoRSE Manufacturing and Sales Licence Agreement with SoRSE, whereby the Company will receive exclusive and non-exclusive licences to sell SoRSE-branded products in Canada based on meeting certain milestones. SoRSE owns all rights, title and interest in and to certain proprietary oil emulsion technology that transforms cannabis oil into water-compatible forms. To the Company's knowledge, SoRSE operates in compliance with the applicable licensing requirements of the state of Washington. On December 11, 2019, the Company announced the expansion of the SoRSE Agreement, granting the Company exclusive rights for Canada, Europe, Australia and Mexico to use the proprietary SoRSE emulsion technology to produce, market, package, sell and distribute cannabis infused products.

Washington State Marijuana Laws

Washington State has both medical and adult-use marijuana programs. The original medical marijuana law, passed by voters in 1998, allows physicians to authorize cannabis for an inclusive set of qualifying conditions including chronic pain and created a patient/caregiver system without explicitly permitting businesses. When Initiative 502 legalized marijuana for adults 21 years of age and older in 2012, it regulated adult-use marijuana businesses and left the unregulated medical marijuana establishments in a precarious situation. In 2015, the Governor of Washington signed Senate Bill 5052, which forced the closure of existing unregulated medical dispensaries and allows existing adult-use retail marijuana stores to apply for a "medical marijuana endorsement" to sell medical marijuana tax free to registered qualifying patients and their designated caregivers.

The Washington State Liquor and Cannabis Board ("WSLCB") regulates adult-use marijuana businesses and those with a medical endorsement. The WSLCB licences cultivation facilities, product manufacturing facilities, retail stores, transportation licencees, and testing facilities. All individuals and entities considered a "true party of interest" in a marijuana business licence must have at least six months of Washington residency. Unlike many other states, Washington prohibits vertical integration between adult-use marijuana retailers and cultivators. Common ownership between cultivation and processors is permitted. A single entity, and/or principals within an entity, are limited to no more than three marijuana producer licences, and/or three marijuana processor licences, or five retail marijuana licences.

The WSLCB re-opens its application process for growers, processors or retail stores at its discretion, taking into consideration factors such as patient consumption data and population dynamics. The state is currently not accepting new applications for growers, processors or retail stores.

Enforcement of U.S. Federal Laws

Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical cannabis under the Cannabis Act, in the United States, cannabis is largely regulated at the state level. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, cannabis continues to be categorized as a Schedule I controlled substance under the CSA and as such the state laws conflict with the federal laws. As a result, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored a memorandum (the "Cole Memorandum") addressed to all United States district attorneys, outlining certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority for prosecution at the federal level. However, in March 2017, the then newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he disagreed that it had been implemented effectively and, on January 4, 2018, former Attorney General Jeff Sessions issued a memorandum (the "Sessions Memorandum") that rescinded the guidance in the Cole Memorandum.

As a result of the Sessions Memorandum, federal prosecutors will now be free to utilize their prosecutorial discretion to decide whether to prosecute marijuana-related activities despite the fact that such activities may be legal at the state-level. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis-related activities, and it is uncertain how actively federal prosecutors will prosecute in relation to such activities. Furthermore, the Sessions Memorandum did not discuss the treatment of medical cannabis by federal prosecutors. Due to the ambiguity of the Sessions Memorandum in relation to medical cannabis, there can be no assurance that the U.S. federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law.

For the reasons set forth above, the Company's existing investments in the United States, and any future investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity or the market price of its publicly traded securities. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See the section entitled "Risk Factors" in this AIF.

RISK FACTORS

The risks presented in this AIF may not be all of the risks that the Company may face, although they are management's current assessment of the risk factors that may cause actual results to be different from expected and historical results. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company's business. If any of the following risks actually occur, the Company's business may be harmed and its financial condition and results of operations may suffer significantly.

Regulatory Risks

The adult-use and medical cannabis industry and markets are subject to a variety of laws in Canada, the United States and elsewhere.

For instance, in Canada, the Cannabis Act came into force on October 17, 2018, legalizing the sale of cannabis for adult recreational use, and in October 2019 the Cannabis Act was amended to authorize the sale of three additional classes of cannabis, namely cannabis edibles, cannabis extracts and cannabis topicals. Prior to the Cannabis Act coming into force, only cannabis for medical purposes was permitted to be cultivated, processed or sold in Canada. The Cannabis Act and Regulations establish a licensing and permitting scheme for the cultivation, processing, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for non-medicinal use (i.e., adult/recreational use), The Cannabis Regulations also maintain separate access to individuals who have been authorized to use cannabis for medical purposes.

The activities of the Company are subject to regulation by governmental authorities. The Company's business objectives are contingent upon, in part, compliance with regulatory requirements enforced by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products in each jurisdiction in which it operates. The Company cannot predict the time required to secure all appropriate regulatory approvals and licences for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining or failing to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company. New risks may emerge, and management may not be able to predict all such risks or be able to predict how such risks may result in actual results differing from the results contained in any forward-looking statements.

Furthermore, although the operations of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Company's ability to research, possess, produce, sell, transport and deliver products including, but not limited to, cannabis, cannabis resin, tetrahydrocannabinol and other cannabis-related products. Amendments to current laws and regulations governing the importation, distribution, transportation and/or production of cannabis and cannabis-related products, or more stringent implementation thereof could have a substantial adverse impact on the Company.

Involvement in the United States Cannabis Market

There is a significant risk that third party service providers could suspend or withdraw services and regulatory bodies could impose certain restrictions on the issuer's ability to operate in the U.S. See the section entitled "U.S. Marijuana Industry Involvement" in this AIF.

The Company has an ancillary involvement in the medical and adult-use marijuana industry in the United States where local state law permits such activities. Outlined below is a summary of certain risks that the board of directors of the Company has identified as being appropriate to highlight to investors at this time. These risks will continue to be considered, evaluated, reassessed, monitored and analyzed on an on-going basis and will be supplemented, amended and communicated to investors as necessary or advisable in the Company's future public disclosure.

Notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a controlled substance under the CSA and as such, cultivation, distribution, sale and possession of cannabis violates federal law in the United States. The inconsistency between federal and state laws and regulations is a major risk factor. As a result of the Sessions Memorandum, federal prosecutors are free to utilize their prosecutorial discretion to decide whether to prosecute cannabis-related activities despite the legality of these activities at the state-level. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and resultantly it is uncertain how active federal prosecutors will be in relation to such activities. Due to the ambiguity of the Sessions Memorandum, there can be no assurance that the federal government will not seek to prosecute cases involving cannabis-related businesses that are otherwise compliant with state law.

U.S. federal law pre-empts state law in these circumstances, so that the federal government can assert criminal violations of federal law despite state law. The level of prosecutions of state-legal cannabis operations is entirely unknown, nonetheless the stated position of the current administration is hostile to legal cannabis, and furthermore may be changed at any time by the Department of Justice, to become even more aggressive. Now that the Cole Memorandum has been rescinded, the Department of Justice under the current administration or an aggressive federal prosecutor could allege that the Company and its board of directors and its shareholders "aided and abetted" violations of federal law by providing finances and services to MKHS and Tarukino.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, the listing of its securities on the TSXV or other applicable exchanges, its financial position, operating results, profitability or liquidity or the market price of the Common Shares.

United States Border Crossing and Travel Ban

Investors in the Company and the Company's directors and officers may be subject to travel and entry bans into the United States. Past media articles have reported that certain Canadian citizens have been rejected for entry into the United States, due to their involvement in the marijuana sector. In at least one widely reported incident, an investor in companies operating in the marijuana sector in states where it is legal to do so, received a lifetime ban.

The majority of persons travelling across the Canadian and U.S. border do so without incident, whereas some persons are simply barred entry one time. The U. S. Department of State and the Department of Homeland Security has indicated that the United States has not changed its admission requirements in response to the pending legalization in Canada of recreational cannabis, but anecdotal evidence indicates that the United States may be increasing its scrutiny of travelers and their cannabis related involvement.

Admissibility to the United States may be denied to any person working or 'having involvement in' the marijuana industry, including in U.S. states where it is deemed legal, according to United States Customs and Border Protection. Additionally, legal experts have indicated that the criteria are applied broadly such that a determination that the act of investing, working or collaborating with a U.S. cannabis company may be considered trafficking illegal drugs or aiding, abetting, assisting, conspiring or colluding in its trafficking. Inadmissibility in the United States implies a lifetime ban for entry as such designation is not lifted unless an individual applies for and obtains a waiver.

Catastrophic Events

Natural disasters, such as earthquakes, tsunamis, floods or wildfires, public health crises, such as epidemics and pandemics, political instability, acts of terrorism, war or other conflicts and other events outside of the Company’s control, may adversely impact our business and operating results. In addition to the direct impact that such events could have on our facilities and workforce, these types of events could negatively impact consumer spending in the impacted regions or depending on the severity, globally, which would impact our strategic partners and in turn impact on demand for our products and services. Most recently, the outbreak of the novel coronavirus known as COVID-19 has significantly impacted access to and from and consumer spending in different parts of the world. While the Company and its strategic partners have not been directly affected, a prolonged continuance of this public health crisis could create adverse impacts on our workforce, our supply chain or the demand for our products and services should our customers be faced with declining consumer demand for their products.

Reliance on Licences

The Company's ability to process and sell cannabis in Canada is dependent on the VAL Standard Cultivation and Processing Licences and the VAL Analytical Testing Licence (collectively the "Valens Licences"). The Valens Licences are subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of the Valens Licences or any failure to maintain the Valens Licences would have a material adverse impact on the business, financial condition and operating results of the Company.

Although the Company and its subsidiaries believe they will meet the requirements of the Cannabis Act for future extensions or renewals of the Valens Licences, there can be no guarantee that Health Canada will extend or renew these Valens Licences or, if extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the Valens Licences or should they renew the Valens Licences on different terms, the business, financial condition and results of the operation of the Company would be materially adversely affected.

Expansion of Facilities

There is no guarantee that Health Canada will approve the contemplated expansions in a timely fashion, nor is there any guarantee that the expansion will be completed in its currently proposed form, if at all. The failure of the Company to successfully execute its expansion strategy (including receiving the expected Health Canada approvals in a timely fashion) could adversely affect the business, financial condition and results of operations of the Company and may result in the Company not meeting anticipated or future demand when it arises.

Competition

On October 17, 2018, the Canadian Government enacted the Cannabis Act, which outlines the regulatory framework for the legalization of adult-use cannabis, providing laws to address impaired driving, protect public health and safety and prevent youth access to cannabis. The Cannabis Act provides for the ability of individuals over the age of 18 to be able to purchase fresh or dried cannabis, cannabis oil, cannabis plants or seeds, cannabis edibles, cannabis extracts and cannabis topicals and the right to possess up to 30 grams of dried cannabis, or the equivalent amount. The Cannabis Act also allows for households to grow a maximum of four marijuana plants. The four- plant limit applies, regardless of the number of adults that reside in the household.

The Canadian Government has also introduced new penalties under the Criminal Code (Canada), including penalties for the illegal sale of cannabis, possession of cannabis over the prescribed limit, production of cannabis beyond personal cultivation limits, taking cannabis across the borders, selling cannabis to youth and involving youth to commit cannabis-related offences.

It is expected that the number of licenced producers will increase to continue to meet the demand of the recreational market, which could negatively impact the Company's market share and demand for its products.

The introduction of a recreational model for cannabis production and distribution may impact the medical marijuana market. The impact of this potential development may be negative for the Company and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Company operates.

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

If the number of users of medical marijuana in Canada increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

In addition, the legal landscape for medical and recreational marijuana is changing internationally. More countries have passed laws that allow for the production and distribution of medical and recreational marijuana in some form or another. Increased international competition might lower the demand for the Company's products on a global scale.

Dependence on Supply of Cannabis and Reliance on Other Key Inputs

The Company's business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its extraction and white label manufacturing operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the financial condition and operating results of the Company. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

The Company does not cultivate cannabis or supply itself with cannabis leaves, flowers and trim. Currently, the Company acquires cannabis from third parties in amounts sufficient to operate its extraction business. The Company's business is also dependent on a number of non-cannabis related key inputs, including skilled labour, equipment, parts, solvents and other supplies.

However, there can be no assurance that there will continue to be a supply of cannabis or other inputs available for the Company to purchase in order to operate or expand its oil extraction business. Additionally, the price of cannabis and other inputs may rise which would increase the Company's cost of goods. If the Company were unable to acquire the cannabis or other inputs required to operate or expand its oil extraction business or to do so on favourable terms, it could have a material adverse impact on the Company's business, financial condition and results of operations.

If any of the Company's key suppliers fails to provide inputs meeting the Company's quality standards, it may need to source cannabis, equipment or other inputs from other suppliers, which may result in additional costs and delay in the delivery of its products and services to its clients. There is no assurance that the Company's suppliers will be able to supply and deliver the required materials to the Company in a timely manner or that the materials they supply to the Company will not be defective or substandard. Any delay in the delivery of materials, or any defect in the materials, supplied to the Company may materially and adversely affect or delay its production schedule and affect its product quality. If the Company cannot secure materials of similar quality and at reasonable prices from alternative suppliers in a timely manner, or at all, the Company may not be able to deliver its products to its clients on time with required quality. The Company's suppliers, service providers and distributors may elect, at any time, to breach or otherwise cease to participate in supply, service or distribution agreements, or other relationships, upon which the Company's operations rely. Loss of its suppliers, service providers or distributors would have a material adverse effect on the Company's business and operational results.

Financial Risk Factors

It is possible that the Company may not be able to foresee all of the risks that it may have to face. The market in which the Company currently competes is complex, competitive and changes rapidly. Sometimes new risks emerge and management may not be able to predict all of them or be able to predict how they may cause actual results to be different from those contained in any forward- looking statements. Readers of this AIF should not rely upon forward-looking statements as a prediction of future results.

Liquidity and Additional Financing

The Company's liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Company’s continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of the Company’s current business objectives or the Company going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company.

Market Price of Securities

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies in the cannabis industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the cannabis industry. There can be no assurance that continuing fluctuations in price will not occur. The market price per Common Share is also likely to be affected by changes in the Company’s financial condition or results of operations.

Credit and Liquidity Risk

The Company will be exposed to counterparty risks and liquidity risks including, but not limited to: (i)  through financial institutions that may hold the Company’s cash and cash equivalents; (ii) through companies that will have payables to the Company; (iii) through the Company’s insurance providers; and (iv) through the Company’s lenders, if any. These factors may impact the Company’s ability to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to it. If these risks materialize, the Company’s operations could be adversely impacted and the price of the Common Shares could be adversely affected.

Dependence on Senior Management and Key Personnel

The success of the Company and its strategic focus is dependent to a significant degree upon the contributions of senior management and key personnel. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel could adversely affect its business. This risk is partially mitigated by the fact that the senior management team are significant shareholders in the Company. As well, the implementation of employee compensation packages, composed of monetary short-term compensation and long- term stock-based compensation, has been designed for the retention of key employees.

In addition, certain people associated with cannabis licencees, including individuals who have direct or indirect control over the licence holder such as directors, officers, large shareholders and key personnel including the quality assurance person, responsible person and head of security and any other individuals identified by the Minister, must hold a valid security clearance issued by the Minister. There is no assurance that any existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of certain operations. In addition, if an individual in a key operational position leaves and the Company is unable to find a suitable replacement who is able to obtain a security clearance in a timely manner, or at all, the Company may not be able to conduct its operations, which could result in a material adverse effect on the Company's business, financial condition and results of operations.

Sufficiency of Insurance

The Company maintains various types of insurance which may include financial institution bonds; errors and omissions insurance; directors', trustees' and officers' insurance; property coverage; and, general commercial insurance. There is no assurance that claims will not exceed the limits of available coverage; that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on the Company in terms of damages awarded and the impact on the reputation of the Company.

General Business Risk and Liability

Given the nature of the Company's business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing the Company, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors' funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company's right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

Regulation of the Cannabis Industry

The Company is heavily regulated in all jurisdictions where it carries on business. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company's products and services.

Possible sanctions include the revocation or imposition of conditions on licences to operate the Company's business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and, the imposition of fines and censures. To the extent that existing or future regulations affect the sale or offering of the Company's product or services in any way, the Company's revenues may be adversely affected.

Change in Laws, Regulations and Guidelines

The Company's operations are subject to a variety of laws, regulations and guidelines relating to the cultivation, processing, manufacture, management, testing, transportation, sale, storage and disposal of medical and adult-use cannabis, including the Cannabis Act and Cannabis Regulations, and also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Cannabis laws and regulations, including applicable TSXV rules and policies related to cannabis issuers, are dynamic and may change over time. Any amendment to or replacement of the Cannabis Act or Cannabis Regulations may cause adverse effects to the Company's operations. The risks to the business of the Company represented by subsequent regulatory changes could reduce the addressable market for the Company's products and could materially and adversely affect the business, financial condition and results of operations of the Company.

There is no guarantee that provincial legislation regulating the retail distribution and sale of cannabis for adult use purposes will remain unchanged or that it will be implemented in a way that is favourable to the Company. It is possible for significant legislative amendments to be enacted in each province to address any current or future regulatory issues or perceived inadequacies in the distribution of cannabis. There is no guarantee that provincial or territorial legislation regulating the distribution and sale of cannabis for recreational purposes will create the growth opportunities that are currently anticipated by the Company.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules could result in an increase in the Company's taxes, other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company's profits being subject to additional taxation or which could otherwise have a material adverse effect on Valens.

Compliance with Laws

The Company's operations are subject to a variety of laws, regulations and guidelines relating to the cultivation, processing, manufacture, management, testing, transportation, sale, storage and disposal of medical and adult-use cannabis, including the Cannabis Act and Cannabis Regulations, and also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. The Company will endeavour to comply with all relevant laws, regulations and guidelines at all times but may not maintain internal policies and procedures adequate to ensure compliance with the various laws, regulations and guidelines to which they are subject. There is also a risk that the Company's interpretation of laws, regulations and guidelines may differ from those of others and the Company's operations may not be in compliance with such laws, regulations and guidelines.

To the knowledge of management, other than the requirement that the Company make routine corrections that may be required by Health Canada from time to time, the Company is currently in compliance with all such laws. While the Company may be compliant today, it may not be compliant following changes to any laws, regulations or guidelines.

Health Canada inspectors routinely assess the Company's facilities for compliance with the Cannabis Act and Cannabis Regulations and provides the Company with follow up inspection reports noting observed deficiencies and requesting corrective actions. The Company is continuously reviewing and enhancing its operational procedures and facilities both proactively and in response to these routine inspections. The Company follows all regulatory requirements in response to inspections in a timely manner.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions. The Company may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Company endeavours to comply with all relevant laws, regulations and guidelines. To the best of the Company's knowledge, the Company is in compliance or in the process of being assessed for compliance with all such laws, regulations and guidelines as described elsewhere in this AIF.

Reliance on a Single Facility

To date, the Company's activities and resources have been primarily focused on its Kelowna Facility and the Company will continue to rely on the Kelowna Facility for the foreseeable future. Disruption of operations at the facility could adversely affect inventory supplies and the Company's ability to meet delivery deadlines. The Company's revenue is dependent on the uninterrupted operation of its production facility. The Company's production is subject to operational risks beyond its control including fire, breakdown, failure or substandard performance of its equipment and machinery, power shortage, labour disruption, natural disasters and any interruption in its operations as a result of any failure to comply with all applicable laws and regulations in the jurisdiction where its Kelowna Facility is located. Frequent or prolonged occurrence of any of the aforesaid events may have a material adverse effect on the Company's business, financial condition and results of operation. If there is any damage to the Company's production facilities, it may not be able to alleviate the impact of such damage in a timely and proper manner or at all. Any breakdown or malfunction of any of the Company's information technology systems and equipment could cause a material disruption of its operations. Adverse changes or developments affecting the Kelowna Facility could have a material and adverse effect on the Company's business, financial condition and prospects.

Limited Operating History

The Company is subject to many of the risks common to early-stage enterprises, including limitations with respect to personnel and other resources and lack of a history of revenues. The limited operating history may also make it difficult for investors to evaluate the Company's prospects for success. There is no assurance that the Company will be successful in achieving a return on shareholders' investments and the likelihood of success must be considered in light of the early stage of operations.

Stock Exchange Restrictions

The Company is subject to restrictions from the TSXV. The Company must comply with the TSXV policies when conducting business, especially when pursuing international opportunities in the United States.

Factors which may Prevent Realization of Growth Targets

The Company's growth strategy contemplates outfitting the Kelowna Facility with additional production resources. There is a risk that these additional resources will not be achieved on time, on budget, or at all, as they can be adversely affected by a variety of factors, including some that are discussed elsewhere in these risk factors and the following:

•	delays in obtaining, or conditions imposed by, regulatory approvals;
•	failure to obtain anticipated licence capacity increases;
•	plant design errors, non-performance by third party contractors, increases in materials or labour costs; or, construction performance falling below expected levels of output or efficiency;
•	environmental pollution;
•	contractor or operator errors; or, breakdowns, aging or failure of equipment or processes;
•	labour disputes, disruptions or declines in productivity; or, inability to attract sufficient numbers of qualified workers;
•	disruption in the supply of energy and utilities; and
•	major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms.

As a result, there is a risk that the Company may not have product, or sufficient product, available for shipment, to meet the expectations of its potential customers or in its business plan.

Vulnerability to Rising Energy Costs

The Company's extraction and manufacturing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

Environmental Regulation and Risks

The Company's operations are subject to environmental regulations that mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which that could lead to stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of cannabis oil and related products, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In addition, the Company's executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company's executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company's business and affairs and that could adversely affect the Company's operations. These business interests could require significant time and attention of the Company's executive officers and directors.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Unfavourable Publicity or Consumer Perception

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company's products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.

Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company's products and the business, results of operations, financial condition and the Company's cash flows.

The Company's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company's products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the Company's products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

In addition, parties outside of the cannabis industry with which the Company does or may do business with may perceive that they are exposed to reputational risk as a result of the Company's cannabis related business activities. For example, the Company could receive a notification from a financial institution advising it that they would no longer maintain banking relationships with those in the cannabis industry. The Company may, in the future, have difficulty establishing or maintaining bank accounts or other business relationships that it needs to operate its business. Failure to establish or maintain business relationships could have a material adverse effect on the Company.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of the Company's products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company's products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company's products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation with its clients and consumers generally, and could have a material adverse effect on the results of operations and financial condition of the Company.

There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company's potential products. The Company holds directors' & officers' insurance and general liability insurance.

Risks Related to Intellectual Property

The ownership and protection of the Company's intellectual property rights is a significant aspect of the Company's future success. Currently, the Company relies on trade secrets, technical know- how and proprietary information to protect its intellectual property. The Company also attempts to protect its intellectual property by entering into confidentiality agreements with parties that have access to it, such as business partners, collaborators, employees and consultants. Any of these parties may breach these agreements and the Company may not have adequate remedies for any specific breach. In addition, the Company's trade secrets and technical know-how, which are not protected by patents, may otherwise become known to or be independently developed by competitors, in which event the Company's business, financial condition and results of operations could be materially adversely affected.

Unauthorized parties may attempt to replicate or otherwise obtain and use the Company's products, trade secrets, technical know-how and proprietary information that are not protected by patents. Policing the unauthorized use of the Company's current or future intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicenced dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Company's current or future trademarks, patents or other intellectual property rights or other proprietary know- how, or arrangements or agreements seeking to protect the same for the benefit of the Company, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Company's current or future trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the business, financial condition and results of operations of the Company.

In addition, other parties may claim that the Company's products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licences from third parties who allege that the Company has infringed on their lawful rights. However, such licences may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favourable to it, or at all, licences or other rights with respect to intellectual property that it does not own.

Cybersecurity and Privacy Risks

The Company’s information systems and any third-party service providers and vendors are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. The Company’s operations depend, in part, on how well networks, equipment, IT systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if the Company is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company may collect and store certain personal information about customers and are responsible for protecting such information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. In addition, theft of data is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such privacy breach or theft could have a material adverse effect on the Company’s business, financial condition and results of operations.

Anti-Money Laundering Laws and Regulation Risks

The Company is subject to a variety of laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.

In the event that any of the Company’s operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the Company’s ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends in the foreseeable future, in the event that a determination was made that proceeds obtained by the Company could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Anti-Bribery Law Violations

The Company’s business is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company is or will be subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and anti-bribery laws for which the Company may be held responsible. The Company’s policies mandate compliance with these anti- corruption and anti-bribery laws. However, there can be no assurance that the Company’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company's products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company's significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company's products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company's operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Client Acquisitions

The Company's success depends on its ability to attract and retain clients and customers of its services. There are many factors which could impact the Company's ability to attract and retain clients and customers, including but not limited to the Company's ability to continually produce desirable and effective product, the successful implementation of the Company's client-acquisition plan and the continued growth in the aggregate number of patients selecting medical marijuana as a treatment option. The Company's failure to acquire and retain patients as clients would have a material adverse effect on the Company's business, operating results and financial condition.

Difficulties with Forecasts

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth; that may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Litigation

The Company may from time to time become party to litigation in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company's ability to continue operating and the market price for the Company's common shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant company resources. Litigation may also create a negative perception of the Company.

Dividends

The Company has no dividend record and may not pay any dividends on the Common Shares in the foreseeable future. Dividends paid by the Company could be subject to tax and, potentially, tax withholdings.

Limited Market for Securities

The Common Shares are listed on the TSXV and quoted for trading on the OTCQX Best Market, however, there can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell any securities of the Company.

Currency Risk

Fluctuations in exchange rates could affect the Company's expenses or result in losses. Royalty payments under the SoRSE Manufacturing and Sales Licence Agreement are set in U.S. dollars; however, the Company's revenues and expenses will be denominated in Canadian dollars. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar could impact the Company's expenses and have an adverse effect on the financial performance and condition of the Company.

Sale of the Common Shares May Have an Adverse Effect on the Market Price of the Common Shares

Sale of a substantial number of Common Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Common Shares. A decline in the market prices of the Common Shares could impair the Company's ability to raise additional capital through the sale of securities should it desire to do so.

DIVIDENDS AND DISTRIBUTIONS

The Company has never paid any dividends or distributions on any of its securities and presently has no intention of paying dividends over the next fiscal year. The future dividend policy will be determined by the directors of the Company on the basis of earnings, financial requirements and other relevant factors.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value. As at November 30, 2019 there were 125,504,096 Common Shares issued and outstanding, and as of the date hereof there are 127,709,952 Common Shares issued and outstanding.

All of the Common Shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets of the Company upon dissolution or winding up. No Common Shares have been issued subject to call or assessment.

The Common Shares contain no pre-emptive rights, no conversion or exchange rights, no redemption, retraction, purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issue of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a securityholder to contribute additional capital.

Warrants

The Company currently has the following warrants outstanding, each such warrant exercisable for one Common Share, on the terms set out below:

Number of Warrants	Exercise Price	Expiry Date
7,594,663	$4.00	April 9, 2021(1)
306,435	$2.95	April 9, 2021(1)
400,000	$3.50	October 26, 2023
300,000	$3.75	October 26, 2023
300,000	$4.00	October 26, 2023

Notes:

(1)	The Company is entitled to accelerate the expiry of these outstanding warrants to the date that is 30 days following the date the Company issues a news release announcing that the published closing price of the common shares has been equal to or greater than $6.00 for any 10 consecutive trading days.

Stock Options

The Company currently has the following stock options outstanding, each such stock option exercisable for one Common Share, on the terms set out below:

Number of Options	Exercise Price	Expiry Date
938,462	$0.65	November 30, 2021
600,000	$1.07	July 9, 2023
2,430,750	$1.95	October 13, 2023
5,400	$1.25	November 27, 2020
750,000	$4.21	May 26, 2024
2,426,668	$4.32	July 15, 2024
307,500	$2.79	October 14, 2024

Stock Option Plan

The outstanding stock options of the Company were issued pursuant to the Company's stock option plan (the "Stock Option Plan"). The Stock Option Plan permits the reservation of a maximum of 10% of the issued and outstanding Common Shares at any given time. The number of Common Shares reserved for issue shall not exceed (i) 5% of the issued and outstanding Common Shares to any one individual in any 12 month period; (ii) 2% of the issued and outstanding Common Shares to any one consultant retained by the Company in any 12 month period; or (iii) 2% of the issued and outstanding Common Shares to any one employee of the Company conducting "Investor Relations Activities" in any 12 month period. The board of directors of the Company determines the price per Common Share and the number of Common Shares which may be allotted to each director, officer, employee and consultant and all of other terms and conditions of the stock option. The exercise price per Common Share set by the board of directors of the Company shall not be less than the discounted market price of the Common Shares trading on the TSXV or such other principal market on which the Common Shares are traded at the applicable time. Stock options issued under the Stock Option Plan are non-assignable. Stock options granted to any service provider must be exercised within 90 days of cessation of position with the Company, provided that if the cessation of office, directorship, consulting arrangement or employment was by reason of death, the stock option must be exercised within 12 months after such death, subject to the expiry of such stock option.

MARKET FOR SECURITIES

Common Shares

The following table sets out the high and low closing market prices and the volume traded of the Common Shares on the CSE and TSXV for each month of the financial year ended November 30, 2019:

Month	HIGH	LOW	VOLUME
December 2018	$1.63	$1.16	4,194,043
January 2019	$2.55	$1.58	11,070,916
February 2019	$3.18	$2.59	10,618,548
March 2019	$3.24	$2.56	14,909,067
April 2019	$4.66	$2.87	31,498,627
May 2019	$4.70	$3.93	21,974,616
June 2019	$4.28	$3.44	12,863,575
July 1-10 2019	$4.33	$3.96	2,734,906
July 11-31, 2019*	$4.32	$3.67	8,905,034
August 2019*	$3.93	$3.14	6,859,862
September 2019*	$4.11	$2.85	11,565,084
October 2019*	$3.38	$2.69	8,409,272
November 2019*	$3.49	$2.87	7,117,676

*Denotes trading on the TSXV. The Valens Company commenced trading on the TSXV on July 10, 2019 and was subsequently delisted from the CSE.

Warrants

The following table sets out the high and low closing market prices and the volume traded of the Common Share purchase warrants of the Company issued pursuant to the October 10, 2018 Financing and listed on the CSE on October 16, 2018 for each month of the financial year ended November 30, 2018, and from December 1, 2018 to May 17,2019, as a result of an acceleration of warrant expiry date:

Month	HIGH	LOW	VOLUME
October 16, 2018 to October 31, 2018	$0.40	$0.22	904,450
November 2018	$0.39	$0.17	194,805
December 2018	$0.30	$0.16	737,460
January 2019	$0.61	$0.30	1,136,290
February 2019	$0.97	$0.68	894,925
March 2019	$1.02	$0.64	1,503,257
April 2019	$2.08	$0.76	3,655,576
May 1-17, 2019	$2.10	$1.44	2,472,408

The following table sets out the high and low closing market prices and the volume traded of the Common Share purchase warrants of the Company issued pursuant to the April 9, 2019 Financing and listed on the CSE on April 10, 2019 until July 9, 2019, and transferred to the TSXV from July 10, 2019 for the remainder of the financial year ended November 30, 2019:

Month	HIGH	LOW	VOLUME
April 10, 2019 to April 30, 2019	$1.41	$0.64	2,292,741
May 2019	$1.44	$1.12	2,166,362
June 2019	$1.19	$0.85	2,125,349
July 2019	$1.25	$0.97	1,013,910
August 2019	$1.03	$0.74	664,354
September 2019	$1.11	$0.65	813,013
October 2019	$0.91	$0.69	304,883
November 2019	$0.90	$0.70	378,494

PRIOR SALES

The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by the Company during the year ended November 30, 2019:

Security	Number of Securities	Issue/Exercise Price per Security	Date of Issue
Broker warrants(1)	877,119	$2.95	April 9, 2019
Stock options(2)	750,000	$4.21	May 27, 2019
Stock options(3)	2,500,000	$4.32	July 15, 2019
Stock options(4)	445,000	$2.79	October 15, 2019

Notes:

(1)	The broker warrants were issued pursuant to the April 9, 2019 Financing. The broker warrants entitle the holder to purchase one unit at a price of $2.95 per unit, each unit being comprised of one Common Share and one half one Common Share purchase warrant. Each full warrant has an exercise price of $4.00 per Common Share, subject to acceleration conditions.
(2)	The stock options are exercisable at a price of $4.21 per Common Share for a period of five years pursuant to the Stock Option Plan.
(3)	The stock options are exercisable at a price of $4.32 per Common Share for a period of five years pursuant to the Stock Option Plan.
(4)	The stock options are exercisable at a price of $2.79 per Common Share for a period of five years pursuant to the Stock Option Plan.

ESCROWED SECURITIES

The following table summarizes details of the Company's securities of each class held, to the Company's knowledge, in escrow or that are subject to a contractual restriction on transfer as of the Company's fiscal year end, November 30, 2019:

Designation of class	Number of securities held in escrow or that are subject to a contractual restriction on transfer (as at November 30, 2019)		Percentage of class (as at November 30, 2010)
Common Shares	345,172	(1)	0.28%

Notes:

(1)	Currently held by Shore Crest Group Ltd. The Common Shares currently held in escrow or that are subject to a contractual restriction on transfer will be released as per the terms and conditions of the share purchase agreement dated November 7, 2019 with respect to the Company's acquisition of Southern Cliff Brands Inc.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets forth all current directors and executive officers of the Company as at the date hereof, their principal occupations or employment, the period or periods of service, and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised as of the date hereof. The Board currently consists of six directors, to be elected annually. The term of office of each director will be from the date of the meeting at which he or she is elected until the next annual meeting, or until his or her successor is elected or appointed.

Name, Province and Country of Residence, Position	Position Since	Number and Percent of Common Shares Beneficially Owned(1)(9)	Principal Occupation During Past Five Years
A. Tyler Robson British Columbia, Canada Chief Executive Officer and Director	May 4, 2017	5,086,562 3.98%(2)	Chief Executive Officer of the Company, director of the company since April 2016 and previously Chief Grower of Valens Agritech Ltd. since May 2013.
Christopher Buysen British Columbia, Canada Chief Financial Officer and Director	July 2, 2018	252,300 0.20%(2)	Chief Financial Officer since July 2018, director of the Company since September 2018 and high net worth family office advisor since 2014.
Chris Irwin(3) Ontario, Canada Director	September 4, 2018	60,000 0.05%(2)	Partner at Irwin Lowy LLP, a law firm.
Nitin Kaushal(3) Ontario, Canada Director	September 4, 2018	60,000 0.05%(2)	President, Anik Capital Corp and previously Managing Director, Corporate Finance, PricewaterhouseCoopers Canada, 2012 to 2020.
Ashley McGrath(3) British Columbia, Canada Director	September 4, 2018	260,000 0.20%(2)	President and Owner of Glencoe Developments Inc., a real estate development company, for the past 15 years.
Deepak Anand British Columbia, Canada Director	May 1, 2019	18,000 0.01%(2)	CEO, Materia Ventures, previously Vice President Business Development and Government Relations at a cannabis consulting firm.
Jeff Fallows Ontario, Canada President	June 1, 2019	51,000 0.04%(2)	President since June 2019, previously Managing Director at AltaCorp Capital Inc.
Chantel Popoff British Columbia, Canada Chief Operating Officer	June 4, 2018	250,000 0.20%(2)	Chief Operating Officer since June 2018, previously President of a Canadian natural health food company.
Everett Knight British Columbia, Canada Executive Vice- President, Corporate Development & Capital Markets	January 3, 2019	262,320 0.21%(2)	Executive Vice-President, Corporate Development and Capital Markets since January 2019, previously Portfolio Manager at Matco Financial Inc., managing the Matco Cannabis Mandates and the Matco Small Cap Fund, since January 2013.
Paul Kunynetz Ontario, Canada General Counsel and Corporate Secretary	August 19, 2019	NIL 0.00%(2)	General Counsel and Corporate Secretary since August 2019, previously practiced corporate law at McCarthy Tétrault in Toronto.

Notes:

(1)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective director and/or executive officer individually.
(2)	Based on 127,709,952 Common Shares issued and outstanding as of the date hereof.
(3)	Member of the Audit Committee.
(4)	The directors and executive officers of the Company, as a group, collectively beneficially own, or control or direct, directly or indirectly, 6,300,182 Common Shares representing 4.93% of the number of Common Shares outstanding as of the date hereof.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

For the purposes of this section "Order" means:

(a)	a cease trade order;
(b)	an order similar to a cease trade order; or
(c)	an order that denied the relevant company access to any exemption under securities legislation;

that was in effect for more than 30 days.

Other than as set out below, none of the directors or executive officers of the Company or any shareholder holding a sufficient number of securities of the Company to materially affect control of the Company:

(a)	is, as of the date of this AIF, or has been, within 10 years before the date of this AIF, a director or executive officer of any company that:

(i)	was the subject of an Order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer;

(ii)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(iii)	while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Irwin was a director, President and Secretary of Brighter Minds Media Inc. ("Brighter Minds") from March 2009 to July 2014. Brighter Minds is subject to cease trade orders resulting from a failure to file financial statements as issued on May 11, 2009 by the British Columbia Securities Commission ("BCSC"), May 13, 2009 by the Manitoba Securities Commission, May 8, 2009 and May 20, 2009 by the OSC and August 19, 2009 by the Alberta Securities Commission. As of the date of this AIF, the cease trade orders have not been revoked or rescinded.

Mr. Irwin was a director from June 2015 to December 2017 and an officer from September 2015 to April 2016 of Blocplay Entertainment Inc. (formerly Stompy Bot Corporation) ("Blocplay"), which was subject to a management cease trade order resulting from a failure to file financial statements as issued on May 2, 2016 by the BCSC and May 4, 2016 and May 16, 2016 by the OSC. These cease trade orders were revoked on July 5, 2016 by the BCSC and July 6, 2016 by the OSC. Blocplay was subject to a management cease trade order resulting from a failure to file financial statements as issued on May 2, 2017 by the BCSC and May 4, 2017 by the OSC. These cease trade orders were revoked on July 5, 2017 by the BCSC and July 6, 2017 by the OSC.

Mr. Irwin was appointed as the President, Chief Executive President, Secretary and a director of Blocplay on September 28, 2018. Blocplay was subject to a management cease trade order resulting from a failure to file financial statements as issued on December 3, 2018 and amended on December 4, 2018 by the BCSC and December 4, 2018 by the OSC. These cease trade orders were revoked on February 6, 2019.

Mr. Irwin is a director and an officer of Intercontinental Gold and Metals Ltd. ("Intercontinental") which was subject to a management cease trade order resulting from a failure to file financial statements as issued by the BCSC on July 30, 2015. The cease trade order was revoked on September 22, 2015.

Mr. Irwin is a director and an officer of Intercontinental which was subject to a management cease trade order resulting from a failure to file financial statements as issued on August 2, 2018 by the BCSC. Intercontinental was subject to a cease trade order from a failure to file financial statements as issued on October 5, 2018 by the BCSC. These cease trade orders were revoked on October 9, 2018.

None of the directors or executive officers of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the last 10 years, been subject to: (i) any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered a settlement agreement with a Canadian securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

There are no known existing or potential conflicts of interest among the Company and the directors and officers of the Company as a result of their outside business interests except that certain of the directors and officers may serve as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director and officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company have been advised of the existence of laws governing accountability of directors and officers regarding corporate opportunity and requiring disclosures by directors of conflicts of interest, and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of the directors or officers. All such conflicts shall be disclosed by such directors or officers and treated in accordance with the applicable laws of British Columbia and the Company's constating documents.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company was not subject to any material legal proceedings during its most recently completed financial year, nor is the Company or any of its properties a party to or the subject of any such proceedings, and no such proceedings are known to be contemplated. The Company may be involved in routine, non-material litigation arising in the ordinary course of business, from time to time.

There were no penalties or sanctions imposed against the Company by a court relating to provincial and territorial securities legislation or by a securities regulatory authority during its most recently completed financial year, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Company, and the Company has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no director or executive officer of the Company, person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the Common Shares, or any associate or affiliate of any such persons, has or had any material interest, direct or indirect, in any transaction within the Company's three most recently completed financial years which has materially affected or will materially affect the Company or any of its subsidiaries other than as set out herein.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent of the Company is Computershare Trust Company of Canada, having an address of 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1.

MATERIAL CONTRACTS

The Company did not enter into any material contracts during the year ended November 30, 2019 or any time before November 30, 2018, that are still in effect as at the date of this AIF.

EXPERTS AND INTERESTS OF EXPERTS

The auditor of the Company, Davidson and Company LLP, Chartered Professional Accountants, has informed the Company that it is independent with respect to the Company within the meaning of the Code of Professional Conduct of Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found through a database search at the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. Additional information on the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, securities authorized for issuance under equity compensation plans and audit committee disclosure, is contained in the Company's management information circular dated August 20, 2019, which may be found on SEDAR.

Additional financial information regarding the Company is provided in the Company's audited annual consolidated financial statements and management's discussion and analysis for the year ended November 30, 2019, which may be found on SEDAR.